================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                 SCHEDULE 14D-9
                                (Amendment No. 1)
       Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               -------------------

                        SPELLING ENTERTAINMENT GROUP INC.
                            (Name of Subject Company)

                               -------------------

                        SPELLING ENTERTAINMENT GROUP INC.
                      (Name of Person(s) Filing Statement)

                               -------------------

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                               -------------------

                                    847807104
                      (CUSIP Number of Class of Securities)

                               -------------------

                               Sally Suchil, Esq.
                             Senior Vice President -
                  General Counsel, Secretary and Administration
                             5700 Wilshire Boulevard
                             Los Angeles, California
                                 (323) 965-5700

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                               -------------------

                                 With Copies to:
                             Robert B. Pincus, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                One Rodney Square
                           Wilmington, Delaware 19801
                                 (302) 651-3000

                                  June 14, 1999

================================================================================

            This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Amendment") relates to the offer by VSEG Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Viacom International Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Spelling Entertainment Group Inc., a Delaware corporation (the "Company"), at a price of $9.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated May 21, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

Item 4. The Solicitation or Recommendation

      (a) Item 4(a) is hereby amended by amending and restating in its entirety the first paragraph under "The Solicitation or Recommendation -- Recommendation of the Company Board":

            The Board, by unanimous vote of all directors present and voting, based upon, among other things, the unanimous recommendation and approval of the Special Committee, has determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger (collectively, the "Transactions"), are fair to, and in the best interests of, the Company and the Public Stockholders, approved the Merger Agreement, the Offer and the Merger, declared the Merger Agreement to be advisable and resolved to recommend that stockholders accept the Offer and tender their Shares pursuant to the Offer.

      (b) Item 4(b) is hereby amended by amending and restating the second paragraph under "The Solicitation or Recommendation -- Recommendation of the Company's Board; Fairness of the Offer and the Merger" in the Schedule 14D-9 as follows:

            Fairness of the Merger. In reaching its determinations, the Special Committee considered the following factors, each of which, except as discussed below, the Special Committee believed supported its conclusion regarding the fairness of the Transactions:

            o the historical market prices of the Shares, including the fact that the $9.75 per Share represented a premium of approximately 44.4% over the $6.75 per Share closing price on March 18, 1999, the last full trading day prior to the March 19, 1999 announcement of the Proposal, and represented a premium of approximately 52.9% over the closing price for the Shares on the NYSE on the date 30 days prior to the announcement of the Proposal;

            o the fact that the $9.75 per Share to be paid to the Public Stockholders in the Offer and the Merger exceeded the highest price at which the Shares have traded on the NYSE since May 3, 1996;

            o the fact that the $9.75 per Share to be paid to Public Stockholders in the Offer and the Merger represented a 228% premium over the net book value per Share of $2.97 as of March 30, 1999;

            o the opinion of Lazard Freres that, based upon and subject to the assumptions and qualifications stated in its opinion, the $9.75 per Share to be paid to the Public Stockholders in the Offer and the Merger is fair to the Public Stockholders from a financial point of view, and the report and analysis presented to the Special Committee in connection with the Lazard Freres opinion (see "SPECIAL FACTORS -- Opinion of Lazard");

            o the analysis conducted by Lazard Freres in support of its opinion that the $9.75 per Share to be paid to the Public Stockholders in the Offer and the Merger is fair to the Public Stockholders from a financial point of view, was concurred with and adopted by the Special Committee; although the Special Committee recognized that some of the individual analyses conducted by Lazard Freres did not necessarily support its conclusion regarding the fairness of the Transactions, the Special Committee concluded that the Lazard Freres analysis, when taken as a whole, supported the Special Committee's conclusion that the Merger is fair to and in the best interests of the Public Stockholders;

            o that the terms of the Merger Agreement were determined through arm's-length negotiations between the Special Committee and its legal and financial advisors, on one hand, and representatives of Viacom, on the other, and provide for the Offer in order to allow Public Stockholders to receive payment for their Shares on an accelerated basis;

            o that Viacom has sufficient stock ownership to control a disposition of the Company and informed the Special Committee that it would not be interested in a third-party sale of the Company; the Special Committee and Lazard were not authorized to, and did not, solicit third-party indications of interest for the acquisition of the Company, nor were any offers from third parties received; although the Special Committee recognized that this factor did not necessarily support its determination regarding the fairness of the Transactions, the Special Committee concluded that this factor was outweighed by the totality of the other factors it considered in arriving at its determination;

            o the ability of the Public Stockholders who object to the Merger to obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under the DGCL;

            o the results of the prior efforts by Viacom to sell the Company; and

            o the fact that the Offer provides the Public Stockholders with liquidity to dispose of their Shares which may not be available in the public market due to the low level of trading volume of the Shares on the New York Stock Exchange ("NYSE") prior to the announcement of the Proposal (an average daily trading volume of 22,834 shares since December 31, 1998).

      (c) Item 4(b) is hereby amended by amending and restating in its entirety the fourth paragraph under "The Solicitation or Recommendation -- Recommendation of the Company's Board; Fairness of the Offer and the Merger" in the Offer to Purchase as follows:

            On May 14, 1999, the Board, by the unanimous vote of all directors present and voting based upon, among other things, the unanimous recommendation and approval of the Special Committee, determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the Company and the Public Stockholders, approved the Merger Agreement, the Offer and the Merger, declared the Merger Agreement to be advisable and recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.

      (d) Item 4(b) is hereby amended by adding the following paragraph immediately succeeding the final paragraph under "The Solicitation or Recommendation -- Recommendation of the Company's Board; Fairness of the Offer and the Merger":

            The Board of Directors recognized that the Transactions were not structured to require the approval of a majority of the Shares held by the Public Stockholders and that Viacom currently has sufficient voting power to approve the Merger Agreement without the affirmative vote of any other stockholder of the Company. However, the Board of Directors, including the members of the Special Committee, believe that the Transactions are procedurally fair because, among other things:

            o the Special Committee was appointed to represent the interests of the Public Stockholders;

            o the Special Committee retained and was advised by separate legal counsel;

            o the Special Committee retained Lazard Freres as its independent financial advisor to assist it in evaluating and negotiating a potential transaction with Viacom;

            o the Special Committee engaged in deliberations to evaluate the Transactions and alternatives thereto;

            o the $9.75 per Share price and the other terms and conditions of the Transaction resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Viacom, on the other; and

            o Public Stockholders may obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under the DGCL.

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 1999

                                    SPELLING ENTERTAINMENT GROUP INC.


                                    By: /s/ Sumner M. Redstone
                                        -------------------------------
                                        Name:  Sumner M.  Redstone
                                        Title: Chairman of the Board